SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*

                   EDGE TECHNOLOGY GROUP, INC.
=================================================================
                        (Name of Issuer)


             Common Stock, par value $.01 per share
=================================================================
                 (Title of Class of Securities)

                           279869 10 1
================================================================
                         (CUSIP Number)


                        James A. Loughran
              Director, Infinity Investors Limited
              Hunkins Waterfront Plaza, Main Street
                          P.O. Box 556
                       Charlestown, Nevis
                           West Indies
                       011-44-207-355-2051
                         (from the U.S.)
================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          April 1, 2002
=================================================================
                  (Date of Event Which Requires
                    Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 279869 10 1     Schedule 13D/A          Page 2 of 9




(1)  Name of Reporting Persons.        Infinity Investors Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting            7,327,786[FN-1]
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        7,327,786
                              Power

(11) Aggregate Amount Beneficially Owned                7,327,786
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        43.4%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO


-----------------------
FN-1 All ownership percentages identified in this Amendment No.
     11 to Statement on Schedule 13D are based on 16,885,776 shares of common stock outstanding as of April 1, 2002, based upon information provided by the Issuer.

CUSIP NUMBER 279869 10 1     Schedule 13D/A          Page 3 of 9


Introductory Statement

This Amendment No.11 to Statement on Schedule 13D further amends and restates in its entirety the Schedule 13D, as previously amended ("Schedule 13D"), originally filed jointly by Infinity Emerging Holdings Subsidiary Limited ("IEHSL"), Glacier Capital Limited ("Glacier"), PurchasePooling Investment Fund ("PurchasePooling"), Summit Capital Limited ("Summit") and Catalyst Master Fund, L.P. ("Catalyst") with respect to the securities of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. ("Issuer"). As noted in Amendment No. 9 to the Schedule 13D, Infinity Investors Limited is the sole remaining group member holdings shares of the Issuer.

ITEM 1.   Security and Issuer.

     This Statement relates to the ownership of common stock, par value $0.01 per share ("Common Stock"), of Edge Technology Group,
Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 6611 Hillcrest, #223, Dallas, Texas 75205.

ITEM 2.   Identity and Background.

     (a) Pursuant to Rule 13d-1(a) of Regulation 13D of the General Rules and Regulations Promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this statement is being filed by Infinity Investors Limited ("Infinity" or the "Reporting Person")

             Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance"), and Barrett Wissman ("Wissman"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b) and (c)  The Reporting Person is a Nevis, West Indies
             Corporation and its principal address, which also serves as its principal office, is Hunkins Waterfront Plaza, Main Street, P.O. Box 556, Charlestown, Nevis, West Indies.

             The principal business of the Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities.

             The name, business address, principal occupation or employment and citizenship of each officer and director of the Reporting Person are set forth on attached Schedule A, which is incorporated herein by reference.

             HW Partners is a Texas limited partnership, the principal business activity of which is acting as advisor to Infinity and activities related thereto. The principal business address of HW Partners is 300 Crescent Court, Suite 1760, Dallas, Texas 75201.


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CUSIP NUMBER 279869 10 1     Schedule 13D/A          Page 4 of 9


             HW Finance is a Delaware limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. Mr. Wissman is the sole Manager of HW Finance. The principal business address of Mr. Wissman and HW Finance is 300 Crescent Court, Suite 1760, Dallas, Texas 75201.

             The principal occupation of Mr. Wissman is financial management.

(d) and (e)  During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) HW Partners is a Texas limited partnership. HW Finance is a Delaware limited liability company. Mr. Wissman is a citizen of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person directly owns 7,327,786 shares of the Issuer's Common Stock (the "Shares"). As noted in prior amendments of this Statement on Schedule 13D, the Reporting Person originally acquired an aggregate of 6,869,854 of the Shares upon the issuance and subsequent conversion of certain notes of the Issuer and shares of the Issuer's Series A-2 Convertible Preferred Stock ("Series A-2 Stock") payable to or held by, as applicable, the Reporting Person. A complete detailed discussion of the Reporting Person's acquisition of such 6,869,854 shares of Common Stock is contained in Amendment No. 3 to this Statement on Schedule 13D, which was filed by the Reporting Person on or about September 15, 2000. An additional 60,295 of the Shares were subsequently issued due to a recalculation by the Issuer of the accrued interest and dividends on the shares of Series A-2 Stock held by the Reporting Person prior to the conversion of such shares of Series A-2 Stock, which conversion occurred on or about September 1, 2000.

     On or about October 23, 2000, the Reporting Person sold an aggregate of 6,869,854 shares of Common Stock to Global Technology Value Partners Limited ("Global") for an aggregate purchase price of $5,500,000, or approximately $0.80 per share. The sale of the shares to Global was reported on Amendment No. 4 to this Statement on Schedule 13D, filed on or about November 2, 2000. Pursuant to the Letter Agreement governing the terms of the sale to Global, Global pledged the 6,869,854 shares of Common Stock to the Reporting Person to secure its obligation to remit the purchase price for such shares to the Reporting Person. Global failed to remit the purchase price, when due, for the 6,869,854 shares of Common Stock and the Reporting Person reacquired the 6,869,854 shares of Common Stock pursuant to the terms of a Stock Transfer In Lieu of Foreclosure Agreement, dated December 23, 2001, between Global and the Reporting Person. The reacquisition of the 6,869,854 shares of Common Stock by the Reporting Person was previously reported in Amendment No. 9 to this Statement on Schedule 13D.

CUSIP NUMBER 279869 10 1     Schedule 13D/A          Page 5 of 9


     On or about April 1, 2002, the Reporting Person and the Issuer entered into a Letter Agreement pursuant to which the Reporting Person accepted the balance of the Shares (397,637 shares of Common Stock) in full and complete satisfaction of a promissory note payable by the Issuer to the Reporting Person (the "Promissory Note"). The outstanding principal of the Promissory Note plus and accrued, but unpaid, interest thereon as of April 1, 2002, was approximately $258,464. The advances to the Issuer represented by the principal amount of the Promissory Note was originally funded by the Reporting Person out of its working capital. All of the Shares were directly or indirectly (upon conversion of convertible instruments issued by the Issuer) funded out of the working capital of the Reporting Person.


ITEM 4.   Purpose of Transaction.

     The Reporting Person acquired beneficial ownership of the Shares for investment purposes. The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the board of directors or management of the Issuer, including plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) any other action similar to those enumerated above. The Reporting Person also reserves the right to take other actions to influence the management of the Issuer should it deems appropriate.


ITEM 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 7,327,786 shares of the Issuer's Common Stock, representing approximately 43.4% of the issued and outstanding
          Common Stock of the Issuer.

          Each of HW Partners, as advisor to the Reporting
          Person, and HW Finance, as general partner of HW
          Partners may be deemed to be the beneficial owners of the Shares pursuant to Rule 13d-3 of the Act.

          In his capacity as a controlling person of HW Finance, Mr. Wissman may also be deemed to be the beneficial owner of the Shares.

     (b) The Reporting Person shares the power to vote or direct the vote and to dispose or to direct the disposition of the Shares with its advisor, HW Partners.

CUSIP NUMBER 279869 10 1     Schedule 13D/A          Page 6 of 9


          Acting through its sole general partner HW Finance, HW
          Partners shares the power to vote or direct the vote and to dispose or direct the disposition of the Shares.

          In his capacity as a controlling person of HW Finance, Mr. Wissman shares the power to vote or direct the vote and to dispose or direct the disposition of the Shares.

     (c) On or about April 1, 2002, the Reporting Person acquired an aggregate of 397,637 shares of Common Stock from the Issuer in accordance with the terms of a Letter Agreement dated as of April 1, 2002, pursuant to which the Reporting Person accepted such shares of Common Stock in full and complete satisfaction of the Promissory Note as described in Item 3 above.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

     None.

ITEM 7.   Material to be Filed as Exhibits.

EXHIBIT NO.                    TITLE OF EXHIBIT
------------ --------------------------------------------------

   99.1 Bridge Securities Purchase Agreement, dated as of June 13, 1997, among the Issuer and Infinity Investors Limited, Infinity Emerging Opportunities Limited, Sandera Partners, L.P. and Lion Capital Partners, L.P. (collectively with their transferees, the "Funds") (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed June 23, 1997)

   99.2      Registration Rights Agreement, dated as of June 13,
             1997, among the Issuer and the Funds (Incorporated by reference to Exhibit 99.2 to the Issuer's
             Current Report on Form 8-K filed June 23, 1997).

   99.3 Transfer Agent Agreement, dated as of June 13, 1997, among the Issuer, the Funds and American Stock Transfer & Trust Company (Incorporated by reference to Exhibit 99.3 to the Insurer's Report on Form 8-K filed June 23, 1997).

   99.4 First Amendment to Bridge Securities Purchase Agreement and Related Documents, dated as of December 31, 1997, among the Issuer and the Funds (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed February 9, 1998).

CUSIP NUMBER 279869 10 1     Schedule 13D/A          Page 7 of 9


EXHIBIT NO.                    TITLE OF EXHIBIT
------------ --------------------------------------------------

   99.5 Second Amendment to Bridge Securities Purchase Agreement and Related Documents, dated as of March 27, 1998, among the Issuer, Infinity Investors Limited, Infinity Emerging Opportunities Limited, Summit Capital Limited (as the transferee of Sandera Partners, L.P.) and Glacier Capital Limited (as the transferee of Lion Capital Partners, L.P.) (Incorporated by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed April 7,
             1998).


   99.6 Third Amendment to Bridge Securities Purchase Agreement and Related Documents, dated as of December 29, 1998, among the Issuer, Infinity Investors Limited, IEO Holdings Limited (as the transferee from Infinity Emerging Opportunities Limited), Summit Capital Limited (as the transferee of Sandera Partners, L.P.) and Glacier Capital Limited (as the transferee of Lion Capital Partners, L.P.) (Incorporated by reference to
             Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed January 8, 1999).

   99.7 Security Agreement, dated February 6, 1998, between the Issuer and HW Partners, L.P., as agent for and representative of the Funds. (Incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed February 9, 1998).

   99.8 Assignment Agreement, dated May 1, 1999, between Infinity Investors Limited and IEO Holdings Limited (Previously filed as Exhibit 99.8 to Original Statement on Schedule 13D, filed on or about August 2, 1999).

   99.9 Agreement and Fourth Amendment to Bridge Securities Purchase Agreement and Related Documents, dated as of September 1, 2000, among the Issuer, Infinity Investors Limited, Infinity Emerging Holdings Subsidiary Limited (as the transferee from IEO Holdings Limited), Summit Capital Limited and Glacier Capital Limited. (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed July 17, 2000).

   99.10 Letter Agreement, dated as of October 23, 2000, among Infinity Investors Limited, Global Technology Value Partners Limited and the Issuer. (Previously filed as Exhibit 99.12 to Amendment No. 4 to this Statement on Schedule 13D, filed on or about November 2, 2000)

   99.11 Pledge Agreement, dated as of October 23, 2000, between among Infinity Investors Limited and Global Technology Value Partners Limited. (Previously filed as Exhibit 99.13 to Amendment No. 4 to this Statement on Schedule 13D, filed on or about November 2, 2000)

CUSIP NUMBER 279869 10 1     Schedule 13D/A          Page 8 of 9



EXHIBIT NO.                    TITLE OF EXHIBIT
------------ --------------------------------------------------

   99.13 Stock Transfer In Lieu of Foreclosure Agreement, dated as of December 23, 2001, between Infinity
             Investors Limited and Global Technology Value
             Partners Limited. (filed herewith)

   99.14     Letter Agreement, dated April 1, 2002, between
             Infinity Investors Limited and Edge Technology
             Group, Inc. (filed herewith)





                    [Signature Page Follows]

CUSIP NUMBER 279869 10 1     Schedule 13D/A          Page 9 of 9


After reasonable inquiry, and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 11 to Statement on Schedule 13D is true, complete and correct.

Date:  April 11, 2002.

                         INFINITY INVESTORS LIMITED



                         By:  /s/ JAMES A. LOUGHRAN
                            -------------------------------
                         Name:  James A. Loughran
                         Title:  Director





   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                           SCHEDULE A
                           ----------

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited.

                                            Present
                                           Principal
Name and Citizenship                       Occupation      Position
         or                                    or            with
Place of Organization       Business       Employment  Reporting Person
---------------------- ------------------  ----------- ----------------
  James A. Loughran    38 Hertford Street    Lawyer        Director
       (Irish)          London, England
                            W1Y 7TG

   James E. Martin     37 Shephard Street  Accountant      Director
      (British)         London, England
                            W1Y 7LH

 Margareta  Hedstrom   38 Hertford Street               President and
      (Swedish)         London, England                   Treasurer
                            W1Y 7TG

    Cofides S.A.       38 Hertford Street  Financial    Vice President
(Nevis, West Indies)    London, England     Services
                            W1Y 7TG

     SECORP Ltd.       38 Hertford Street  Financial      Secretary
(Nevis, West Indies)    London, England     Services
                            W1Y 7TG

                        INDEX TO EXHIBITS

EXHIBIT NO.                    TITLE OF EXHIBIT
------------ --------------------------------------------------

   99.1 Bridge Securities Purchase Agreement, dated as of June 13, 1997, among the Issuer and Infinity Investors Limited, Infinity Emerging Opportunities Limited, Sandera Partners, L.P. and Lion Capital Partners, L.P. (collectively with their transferees, the "Funds") (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed June 23, 1997)

   99.2      Registration Rights Agreement, dated as of June 13,
             1997, among the Issuer and the Funds (Incorporated by reference to Exhibit 99.2 to the Issuer's
             Current Report on Form 8-K filed June 23, 1997).

   99.3 Transfer Agent Agreement, dated as of June 13, 1997, among the Issuer, the Funds and American Stock Transfer & Trust Company (Incorporated by reference to Exhibit 99.3 to the Insurer's Report on Form 8-K filed June 23, 1997).

   99.4 First Amendment to Bridge Securities Purchase Agreement and Related Documents, dated as of December 31, 1997, among the Issuer and the Funds (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed February 9, 1998).

   99.5 Second Amendment to Bridge Securities Purchase Agreement and Related Documents, dated as of March 27, 1998, among the Issuer, Infinity Investors Limited, Infinity Emerging Opportunities Limited, Summit Capital Limited (as the transferee of Sandera Partners, L.P.) and Glacier Capital Limited (as the transferee of Lion Capital Partners, L.P.) (Incorporated by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed April 7,
             1998).

   99.6 Third Amendment to Bridge Securities Purchase Agreement and Related Documents, dated as of December 29, 1998, among the Issuer, Infinity Investors Limited, IEO Holdings Limited (as the transferee from Infinity Emerging Opportunities Limited), Summit Capital Limited (as the transferee of Sandera Partners, L.P.) and Glacier Capital Limited (as the transferee of Lion Capital Partners, L.P.) (Incorporated by reference to
             Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed January 8, 1999).

   99.7 Security Agreement, dated February 6, 1998, between the Issuer and HW Partners, L.P., as agent for and representative of the Funds. (Incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed February 9, 1998).

   99.8 Assignment Agreement, dated May 1, 1999, between Infinity Investors Limited and IEO Holdings Limited (Previously filed as Exhibit 99.8 to Original Statement on Schedule 13D, filed on or about August 2, 1999).

   99.9 Agreement and Fourth Amendment to Bridge Securities Purchase Agreement and Related Documents, dated as of September 1, 2000, among the Issuer, Infinity Investors Limited, Infinity Emerging Holdings Subsidiary Limited (as the transferee from IEO Holdings Limited), Summit Capital Limited and Glacier Capital Limited. (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed July 17, 2000).

   99.10 Letter Agreement, dated as of October 23, 2000, among Infinity Investors Limited, Global Technology Value Partners Limited and the Issuer. (Previously filed as Exhibit 99.12 to Amendment No. 4 to this Statement on Schedule 13D, filed on or about November 2, 2000)

   99.11 Pledge Agreement, dated as of October 23, 2000, between among Infinity Investors Limited and Global Technology Value Partners Limited. (Previously filed as Exhibit 99.13 to Amendment No. 4 to this Statement on Schedule 13D, filed on or about November 2, 2000)

   99.13 Stock Transfer In Lieu of Foreclosure Agreement, dated as of December 23, 2001, between Infinity
             Investors Limited and Global Technology Value
             Partners Limited. (filed herewith)

   99.14     Letter Agreement, dated April 1, 2002, between
             Infinity Investors Limited and Edge Technology
             Group, Inc. (filed herewith)